SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 333-59597

ICO, Inc.
(Exact name of registrant as specified in its charter)

5333 Westheimer Road
Suite 600
Houston, Texas 77056
(713) 351-4100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Rights to Purchase Junior Participating Preferred Stock
(Title of each class of securities covered by this Form)

Common Stock, No Par Value
Preferred Stock, No Par Value
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Security	Approximate Number of Holders

Rights to Purchase Junior Participating Preferred Stock	453

Pursuant to the requirements of the Securities Exchange Act of 1934, ICO, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ICO, INC.

Dated: November 5, 2003	By:	/s/ Jon C. Biro
	Name:	Jon C. Biro
	Title:	Interim Chief Executive Officer and
Chief Financial Officer